Exhibit 99.1

For Information Contact:

Martha Aviles

Corporate Communications Manager

512.744.9968

maviles@sigmatel.com

FOR IMMEDIATE RELEASE

SIGMATEL ENTERS INTO DEFINITIVE AGREEMENT TO BE ACQUIRED BY FREESCALE

SigmaTel’s analog and mixed-signal IC products to complement Freescale’s multimedia portfolio

AUSTIN, Texas—(BUSINESS WIRE) – February 4, 2008 – SigmaTel, Inc. (NASDAQ: SGTL) and Freescale Semiconductor today announced that they have entered into a definitive agreement for Freescale to acquire SigmaTel. Freescale is a privately held, global leader in the design and manufacture of embedded semiconductors. SigmaTel is a leading provider of analog intensive, mixed-signal integrated circuits (ICs) for the digital multimedia market.

Under the terms of the agreement, Freescale will pay $3.00 cash per outstanding share of SigmaTel stock, or approximately $110 million in total. Vinson & Elkins L.L.P. acted as the legal advisor to SigmaTel and ThinkEquity Partners LLC, a wholly owned subsidiary of London based Panmure Gordon & Co., acted as exclusive financial advisor to SigmaTel.

The agreement contains a “go-shop” provision through March 4, 2008, during which period SigmaTel has the right to solicit and engage in discussions and negotiations with respect to potential competing proposals. The agreement is subject to various customary closing conditions, including all necessary shareholder and regulatory approvals, and is expected to close in the second quarter of 2008.

“The increased demand for feature rich, always-connected consumer electronics devices is driving manufacturers to look for platform-based solutions that will accelerate time to market,” said Phil Pompa, president and CEO of SigmaTel. “With the addition of SigmaTel, Freescale is the obvious choice for these next-generation devices.”

“The SigmaTel acquisition enhances the long-term, strategic value we can deliver to our customers,” said Lynelle McKay, senior vice president and general manager of Freescale’s Networking and Multimedia Group. “Freescale’s proven strengths in the high- performance multimedia and general purpose markets are complemented by SigmaTel’s strong mixed-signal expertise in the portable media player and consumer audio markets.

For more information on SigmaTel, please visit www.sigmatel.com.

About SigmaTel: SigmaTel is a fabless semiconductor company which designs, develops, and markets mixed-signal ICs for the consumer electronics market. The Company’s target market segments include portable media players, printers and digital televisions. SigmaTel provides complete, system-level solutions that include highly-integrated ICs, customizable firmware and software, software development tools and reference designs. The Company’s focus is on enabling customers to rapidly introduce and offer electronic products that are small, light-weight, power-efficient, reliable, and cost-effective. SigmaTel is ISO 9001:2000 certified and is committed to providing customers with high performance, quality products along with superior, worldwide customer service.

About Freescale Semiconductor: Freescale Semiconductor is a global leader in the design and manufacture of embedded semiconductors for the automotive, consumer, industrial, networking and wireless markets. The privately held company is based in Austin, Texas, and has design, research and development, manufacturing or sales operations in more than 30 countries. www.freescale.com

Cautionary Language: This press release contains forward-looking statements based on current SigmaTel expectations. The words “expect,” “will,” “should,” “would,” “anticipate,” “project,” “outlook,” “believe,” “intend,” and similar phrases as they relate to SigmaTel or future events are intended to identify such forward-looking statements. These forward-looking statements reflect the current views and assumptions of SigmaTel, but are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. A number of important factors could cause actual results to differ materially from those in the forward-looking statements, and there will be events in the future that SigmaTel is not able to accurately predict or control. These risks and uncertainties include, but are not limited to: SigmaTel’s ability to effectively implement changes which will increase operational efficiencies, reduce costs as planned, and ultimately improve SigmaTel’s financial results; SigmaTel’s ability to succeed in its more narrowly-defined market emphasis and the ability of those markets to support SigmaTel’s business objectives; SigmaTel’s ability to gain continued market acceptance of its 3600 and 3700 families of products, and to achieve additional product wins with those products; and SigmaTel’s ability to correctly identify and pursue new market segments and to successfully develop new products for those segments. For a more thorough discussion of the risks to which the forward-looking statements are subject, please refer to recent SigmaTel filings with the SEC, particularly the Form 10-Q that was filed on August 9, 2007.

Information regarding Stockholder Vote: SigmaTel will file a proxy statement and other documents regarding the proposed transaction described in this press release with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND SUCH OTHER MATERIALS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SIGMATEL AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to security holders of SigmaTel seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement (when available) and other documents filed by SigmaTel with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement and other relevant documents may also be obtained free of cost by directing a request to Martha Aviles at 512-744.9968 or maviles@sigmatel.com.

SigmaTel’s directors and executive officers may be deemed, under Securities and Exchange Commission rules, to be participants in the solicitation of proxies from SigmaTel’s stockholders in connection with the proposed transaction. Information about SigmaTel’s directors and officers can be found in SigmaTel’s Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the proxy statement and other documents regarding the proposed transaction when they become available.

SigmaTel is a registered trademark of SigmaTel, Inc. All other products and brand names as they appear in this release are trademarks or registered trademarks of their respective holders. All specifications may be changed without notice.

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